     Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

     Subject Company: MCI, Inc.
Commission File No.: 001-10415

The following “Frequently Asked Questions” are posted on MCI, Inc.’s website:

Q. What is the rationale for bringing Verizon and MCI together?
The combination creates one of the world’s leading global communications company.

The strategic fit is very compelling. This deal fulfills Verizon’s strategic goal of being a major competitor in the Enterprise space, faster and more economically than it could do on its own.

With Verizon resources, MCI will be able to accelerate its development of next generation IP services, and broaden its Enterprise product portfolio to include wireless services.

Q. How does this merger benefit MCI’s enterprise customers?
The combined entity has many advantages for MCI’s current customers:

  Deep financial resources to innovate and invest in IP services like network security, managed services, hosting and call centers.

  The industry’s broadest portfolio of products and services as we combine the leading wireline and wireless assets with our enterprise services;

  Powerful synergies that allow us to leverage a better cost structure;

  A solid communications and IP services partner during a time of industry transformation;

  And the option for customers to consolidate their communications providers through one integrated provider.

Q. When do you expect to get approval for the acquisition?
Our target is to obtain all regulatory approvals in about a year.

Q. When will you start the integration process?
Until this transaction is fully approved, Verizon and MCI are separate companies and will continue to compete. Planning will start when it is permissible, much closer to completion of the deal.

Q. How many jobs will be cut as a result of the transaction? Where do you expect most of the cuts to be?
Integration issues will be worked out during the planning process prior to close.

Q. Will Michael Capellas and the rest of his senior team have roles in Verizon?
Both companies have agreed to work together to identify and put the right people in place at the appropriate time. Verizon expects to work closely with Michael Capellas and other members of MCI’s executive team including Wayne Huyard (President of U.S. Sales and Service), Jonathan Crane (EVP of Strategy and Corporate Development) and Fred Briggs (President of Operations and Technology).

Q. What do you plan to do with the MCI brand?
Both companies intend to work through these issues at the right time to make sure we capitalize on these strengths in the right way and in the right markets.

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FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement, including a proxy statement of MCI, and other materials will be filed with the Securities and Exchange Commission (“SEC”). We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about MCI and Verizon, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.